MORGAN STANLEY & CO. LLC
1585 Broadway
New York, New York 10036

February 22, 2012

VIA EDGAR

Bo J. Howell, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:         Virtus Global Multi-Sector Income Fund
Registration Statement on Form N-2
File Nos. 333-176761; 811-22608

Dear Mr. Howell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters of the offering of the common shares of beneficial interest of Virtus Global Multi-Sector Income Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 12:00 PM, Eastern Time, on February 23, 2012, or as soon as practicable thereafter.

Sincerely, MORGAN STANLEY & CO. LLC As Representative By: MORGAN STANLEY & CO. LLC

By: Name: Title:	/s/Jonathan Zimmerman Jonathan Zimmerman Vice President